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                            August 20, 2020

       Michael Nazak
       Chief Financial Officer
       Aridis Pharmaceuticals, Inc.
       5941 Optical Ct.
       San Jose, California 95138

                                                        Re: Aridis
Pharmaceuticals, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed April 8, 2020
                                                            File No. 001-38630

       Dear Mr. Nazak:

               We have reviewed your August 18, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Notes to Consolidated Financial Statements
       6. Collaboration, Development and License Agreements
       Cystic Fibrosis Foundation Development Agreement , page F-26

   1. Please address the following regarding your response to our prior comment four:
                                                            Please explain to
us your rationale for using the total grant award of approximately
                                                            $7.5 million as the
transaction price in your calculation of maximum revenue that can be recognized
through the end of the reporting period where it appears some portion of that $7.5
million has been constrained. In this regard, you disclose on page 14 of your Form 10-Q for
the period ended June 30, 2020 that approximately $3.8 million of remaining
milestones have been constrained as of June 30, 2020.
                                                            Clearly identify
the nature of the constraint on this consideration and how you will determine the
constraint has been removed.
                                                            Tell us and revise
your future disclosure to more clearly explain the nature of the
 Michael Nazak
Aridis Pharmaceuticals, Inc.
August 20, 2020
Page 2
              milestones and how their achievement is determined.

       You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 if
you have any questions.



FirstName LastNameMichael Nazak                             Sincerely,
Comapany NameAridis Pharmaceuticals, Inc.
                                                            Division of
Corporation Finance
August 20, 2020 Page 2                                      Office of Life
Sciences
FirstName LastName